Exhibit 3.1
Amendment to Amended and Restated by-laws

Article IV Section 6 of the By-laws

The Board is empowered to appoint a Chairman of the Board of Directors.  The Chairman shall act as chairman of all meetings of the Board of Directors and at all special and annual meetings of stockholders, and shall have control over the agenda of such meetings, all in accordance with the provisions of these By-laws and the Certificate of Incorporation.  The Chairman shall perform such other duties as may from time to time be assigned to him by the Board”